

P.E. 12-31-04

Ames National Corp

ARS




Ames
National
Corporation

2004 ANNUAL REPORT

Table of Contents


Ames
National
Corporation

Letter to Shareholders 2-5

Company Directors 6

Company Staff 7

Company Information 8

Affiliate Bank Presidents 9

Affiliate Bank Information 10-14

Five Year Performance Record 15

Selected Financial Data 16

Management's Discussion 17-40

Management's Report on Internal
Control Over Financial Reporting 41

Reports of Independent Registered
Public Accounting Firm 42-43

Consolidated Financial Report 44-62

Shareholder Information 63


Ames
National
Corporation

TO OUR SHAREHOLDERS

Mission

Ames National Corporation is a growth oriented financial services holding company providing leadership, counsel and support to its affiliates with uniform policies and procedures. It shall maintain a strong capital base and achieve superior performance.

DEAR SHAREHOLDERS,



Daniel L. Krieger

We are pleased to report that in 2004 several new records were established. Net income exceeded $12,000,000 for the first time and total assets, total loans and total capital all reached record numbers. Company stock was listed on the NASDAQ SmallCap Market, with the price ending the year 38% higher than posted at the end 2003.

Each of our banks contributed to these record numbers. Their employees and boards of directors are committed to delivering the best of community banking to their customers in each of our twelve banking locations in central Iowa.

FINANCIAL HIGHLIGHTS

Net income increased 6.6% to a record $12,390,000 or $3.95 per share compared to $11,625,000 or $3.71 per share earned in 2003. The stronger 2004 earnings were the result of an increase in total interest income and the fact that non-interest expense remained nearly constant compared to last year. The higher net income in 2004 was achieved despite the fact that gains from security transactions and loan and secondary market fees were $1.6 million less than those generated in 2003.

Our affiliate in Marshalltown, Iowa, United Bank & Trust, which was chartered in late June, 2002, turned the corner and posted a $105,000 profit last year in its second full year of operation. United Bank continues to grow, ending the year with $90 million in total assets, a 31% increase over 2003. Loans increased to $46 million and deposits to $79 million at the end of 2004.

Two important measures of profitability are return on average assets and return on average equity. For 2004, these benchmarks were 1.56% and 11.47% respectively, compared to 1.60% and 11.16% for 2003.

The 2004 efficiency ratio was 46.59%, a slight improvement over the 47.18% in 2003. The efficiency ratio is the measure of the Company's ability to manage non-interest expense. It is interesting to note that in second quarter of 2004, Ames National Corporation was ranked the 29th most efficient out of the 500 largest bank holding companies in the United States. In 2003 it was ranked 36th.

Total assets rose 12% to a record $839,753,000, which was $86,967,000 higher than year-end 2003. All banks increased their assets by adding to their loan portfolios while the majority of our affiliates also increased their deposits this past year. The stronger loan demand is a result of increased confidence that the economy is showing signs of strengthening.

Deposits rose 6.2% over the previous year to a record $658,176,000. First National Bank, Ames, State Bank & Trust, Nevada and United Bank & Trust, recorded the largest increases, with checking with interest deposits accounting for most of the gain by growing 26% to $172,313,000 in 2004. Our goal is to continue to add core deposits in our affiliate banks. We are confident this can be accomplished in 2005.

To Our Shareholders


Ames
National
Corporation

Loans increased $56,105,000 to $411,639,000, a 15.8% increase over the $355,533,000 shown at the end of 2003. Activity in the commercial and the commercial real estate loan areas accounted for most of the loan growth in 2004. The allowance for loan losses rose to $6,476,000, a 7.0% increase over the $6,051,000 posted a year ago. During 2004, net charge offs were $54,000 compared to $352,000 in 2003.

Capital rose to a record $110,924,000, including $7,468,000 in unrealized gains on securities on December 31, 2004, compared to $107,325,000 and $8,916,000 respectively, at the end of 2003. The capital to asset ratio was 13.21% at the end of 2004.

Managing both sides of the balance sheet is extremely important in a time of rising interest rates, as deposit liabilities tend to reprice more quickly than earning assests, causing the Company's net interest margin to compress. The asset-liability committee in each bank meets weekly to establish competitive rate schedules for both loans and deposits.

OUR PEOPLE

Three officers were added to our staff in 2004. Lana Jarvis, auditor, joined the Company in the second quarter; Nicole Gebhart, marketing officer, and Lori Hill, assistant corporate secretary, assumed their duties in the fourth quarter. Jarvis and Gebhart brought with them experience which enables the Company to provide the expertise required to assist our affiliate banks to become more efficient in their operations. Hill's primary responsibilities will be in shareholder relations. Prior to joining Ames National Corporation, these three individuals worked at our largest affiliate, First National Bank, with Jarvis spending nine years in operations and auditing, Gebhart eight years in marketing and Hill seven years as an administrative assistant.

REGULATIONS

Regulations continue to be an onerous and an expensive proposition for publicly-held community banking organizations. The Sarbanes-Oxley Act, which became law in 2002, has proved to be a challenge as we strive to be compliant with Section 404 of this act. Section 404 requires companies to establish internal controls over financial reporting and the outside auditor to attest that there are no material weaknesses in these controls which could result in the possibility of a misstatement of financial results.

The company has always promoted a strong internal audit program to ensure proper adherence to internal control procedures. Our staff spent many hours this year in documenting and testing our control procedures to comply with Section 404 and we are pleased to receive an unqualified report from our outside audit firm in 2004.

COMPANY STOCK

Company stock, traded under the symbol ATLO, was listed on the NASDAQ SmallCap Market on December 3, 2004. During the first day of trading, the price ranged from $95 to $99 and closed at $99 per share. In 2004, only 95,100 shares were traded, but volume is expected to increase with the listing on the NASDAQ SmallCap Market. Company stock is being considered for inclusion in the Russell 2000 index when it is reconstituted on the last

Corporate Values

Innovative
Empowering employees to be innovative and service-minded

Community-Minded
Doing what is right for our communities through local ownership

Flexible
Providing added value to customers through local decision making

Trusted
Maintaining a staff of financial experts

Friday in June 2005. The Russell 2000 is comprised of the smallest 2,000 of the largest 3,000 publicly traded U.S. stocks.

During 2004, our stock ranged in price from $58.25 to $105 and ended the year at $80.50. Dividends declared payable to shareholders in 2004 totaled $2.42 per share, which compares to $2.28 per share declared in 2003. Included in these totals was the payment of a special dividend of $.49 per share in 2004 and $.46 per share in 2003.

STRATEGIC FOCUS

The revised Company Strategic Plan, which was reviewed by the Company board of directors, affiliate bank presidents and Company staff, was implemented in 2004. Several issues were identified which will receive renewed emphasis including marketing, technology and human resource activities. Managing capital to enhance shareholder value remains a central part of the plan.

Through the strategic planning process, key marketing initiatives were identified to streamline the marketing process throughout the Company and to ensure that corporate values are communicated effectively to employees, customers and shareholders. The addition of Nicole Gebhart as Company marketing director has provided a needed resource to assist our banks in providing a consistent approach to marketing their products and services to customers. Both human resources and the marketing staff will help communicate the Company's core values throughout the organization and expand communication opportunities.

The human resources staff has developed a plan to strengthen the hiring practices by working to match the right person with the right position. Plans are in place to improve training for our employees to better prepare them to serve their customers. The training process will also focus on creating a culture of personal responsibility and accountability for all employees.

Technology continues to present challenges as we strive to provide our banks and their customers with the tools to perform the necessary activity associated with a modern banking organization. Protecting the privacy of customer information, including guarding against identity theft, is an important issue which is receiving a great deal of attention by banking regulators, outside auditors and the Company board of directors. Significant effort has been put forth to ensure proper controls are in place to protect customer information.

THE YEAR AHEAD

Company growth through acquisition, branching or the chartering of de novo banks remains a high priority. Each new opportunity is addressed with the ultimate goal that such activity will result in higher shareholder value.

We remain committed to maintaining our corporate culture and the core values that drive our relationships. We must be innovative and flexible while maintaining the highest level of integrity. The local decision making concept, used in all of our affiliate banks, will continue to be an important part of our community image.


Ames
National
Corporation



New Facade at Randall-Story State Bank, Story City, Iowa.

Providing quality facilities for our customers continues to be a priority. Randall-Story State Bank, Story City, restored the exterior of its bank building to the look it had in the early 1900s, as seen in this photograph. The project was the recipient of an award from the Master Builders of Iowa for being unique and innovative.

State Bank & Trust, Nevada, is considering an expansion of its facilities to provide better access for drive up banking customers and to add additional space for banking operations. United Bank & Trust is exploring other locations in Marshalltown in order to attract new account relationships and to better serve its current customers.

The banking industry is undergoing an upsurge in the number of bank branches being built in nearly every community that exhibits a propensity for growth. It is imperative that the opportunities identified with opening a new bank branch far outweigh the obstacles associated with entering a new, highly competitive market. Long term profitability must remain the driving force when considering such a decision.

The Federal Reserve raised interest rates five times in 2004 with short term interest rates mirroring the increases. The Fed appears to be poised to continue increasing rates in 2005 to combat the threat of increased inflation. The stock market recorded moderate gains in 2004 while long-term interest rates moved within a relatively narrow range.

SPECIAL THANKS

As each year comes to a close, we are reminded of the many people who support our quest to be the best community banking organization in the state. We are blessed with talented and hard working employees and boards of directors at both the affiliate bank and Company level.

We also thank our customers for giving us the opportunity to provide them with financial services over this past year and to our shareholders for their continued support.

Sincerely,

Daniel L. Krieger
Chairman & President



Ames National Corporation

Company Directors



BACK ROW, LEFT TO RIGHT:

James R. Larson, II President Larson Development Corporation (real estate development), Douglas C. Gustafson Veterinarian Boone Veterinary Hospital, Frederick C. Samuelson President James Michael & Associates, Inc. (retail variety) Robert L. Cramer President & Chief Operating Officer Fareway Stores, Inc. (grocery stores) and Warren R. Madden Vice President for Business & Finance, Iowa State University

FRONT ROW, LEFT TO RIGHT:

Charles D. Jons Independent Medical Consultant, Daniel L. Krieger Chairman & President of the Company, Marvin J. Walter President Dayton Road Development Corporation (real estate development) and Betty A. Baudler Horras President Baudler Enterprises, Inc. (marketing)

Ames National Corporation

Company Staff


Ames
National
Corporation



BACK ROW, LEFT TO RIGHT:

Matthew R. Hackbart Asst. Information Systems Manager, **Timothy J. Luparclus** Asst. Vice President & Information Systems Manager, **Daniel L. Krieger** Chairman & President, **John P. Nelson** Vice President and Principal Financial Officer, **Kevin G. Deardorff** Vice President & Technology Director, and **Tracy W. Laws** Asst. Vice President & Auditor

FRONT ROW, LEFT TO RIGHT:

Lori J. Hill Asst. Corporate Secretary, **Nicole J. Gebhart** Asst. Vice President & Marketing Officer, **Lana M. Jarvis** Auditor and **Jacki L. Foley** Vice President of Human Resources


Ames
National
Corporation

COMPANY INFORMATION

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking affiliates consisting of two national banks and three state-chartered banks. All of the Company's operations are conducted in the State of Iowa and primarily within the central Iowa counties of Boone, Story and Marshall where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010 and its telephone number is (515) 232-6251.

The Company was organized in 1975, to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa, ("First National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. First National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this Report collectively as the "Banks" and individually as a "Bank."

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and assistance with respect to computer systems and procedures.

AFFILIATE BANK PRESIDENTS


Ames
National
Corporation



LEFT TO RIGHT

Stephen C. McGill State Bank & Trust Co.; **Jeffrey K. Putzier** Boone Bank & Trust Co.; **Thomas H. Pohlman** First National Bank, Ames; **Leo E. Herrick** United Bank & Trust; and **Harold E. Thompson** Randall-Story State Bank


Ames
National
Corporation

AFFILIATE BANKS

BOONE BANK & TRUST CO.



BACK ROW, LEFT TO RIGHT: Robert L. Cramer, Richard Blomgren, Douglas C. Gustafson, DVM and Patrick J. McMullan *FRONT ROW, LEFT TO RIGHT:* Jeffrey K. Putzier, Daniel L. Krieger and William S. Zinnel

ORGANIZED:

The Bank was organized in 1992 by the Company under a new state charter in connection with a purchase and assumption transaction whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

FINANCIAL HIGHLIGHTS:

As of December 31, 2004, Boone Bank & Trust Co. had capital of $12,622,000 and 28 full-time equivalent employees. It had net income of $2,059,000 in 2004, $1,920,000 in 2003 and $1,827,000 in 2002. Total assets as of December 31, 2004, 2003 and 2002 were $112,578,000, $110,712,000 and $96,829,000, respectively.

LOCATIONS:

Main Office: 716 8th Street, Boone
Branch Office: 1326 S. Story Street, Boone

CONTACT INFORMATION:

Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com


B
BOONE
BANK
& TRUST CO.

AFFILIATE BANKS


Ames
National
Corporation

FIRST NATIONAL BANK



BACK ROW, LEFT TO RIGHT: Charles D. Jons, MD, Terrill L. Wycoff, James R. Larson, II, Dean E. Hunziker and Thomas H. Pohlman *FRONT ROW, LEFT TO RIGHT:* Tahira K. Hira, PhD, Daniel L. Krieger, Marvin J. Walter and Betty A. Baudler Horras

ORGANIZED:

The Bank was organized in 1903 and became a wholly owned subsidiary of the Company in 1975 through a bank holding company organization whereby the then shareholders of First National exchanged all of their First National stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2004, First National had capital of $40,482,000 and 91 full-time equivalent employees. The Bank had net income of $6,949,000 in 2004, $6,621,000 in 2003 and $6,294,000 in 2002. Total assets as of December 31, 2004, 2003 and 2002 were $436,074,000, $381,086,000 and $375,341,000, respectively.

LOCATIONS:

Main Office
405 5th Street, Ames

Cub Foods Office
3121 Grand Avenue, Ames

University Office
2330 Lincoln Way, Ames

North Grand Office
2406 Grand Avenue, Ames

CONTACT INFORMATION:

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com


1ST FIRST
NATIONAL
BANK AMES


Ames
National
Corporation

AFFILIATE BANKS

RANDALL-STORY STATE BANK



BACK ROW, LEFT TO RIGHT: Elaine C. Tekippe, Steven D. Forth, John P. Nelson, Edward C. Jacobson and Gary G. Vulgamott *FRONT ROW, LEFT TO RIGHT:* David L. Morris, Harold E. Thompson and Orley L. Kilburn

ORGANIZED:

The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Randall-Story State Bank exchanged all their Randall-Story Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2004, Randall-Story State Bank had capital of $7,857,000 and 16 full-time equivalent employees. It had net income of $1,036,000 in 2004, $810,000 in 2003 and $1,009,000 in 2002. Total assets as of December 31, 2004, 2003 and 2002 were $74,427,000, $72,581,000 and $64,946,000, respectively.

LOCATIONS:

Main Office: 606 E. Broad, Story City
Branch Office: 450 Main Street, Randall

CONTACT INFORMATION:

Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.randallstory.com
Email: info@randallstory.com


RSB

RANDALL-STORY
STATE BANK

AFFILIATE BANKS

STATE BANK & TRUST CO.



Ames
National
Corporation



BACK ROW, LEFT TO RIGHT: Gary W. Clem, John P. Nelson and Terrill L. Wycoff
FRONT ROW, LEFT TO RIGHT: Curtis A. Hoff, Richard O. Parker, Fred C. Samuelson, James G. Frevert and Stephen C. McGill

ORGANIZED:

The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction whereby the then shareholders of State Bank exchanged all their State Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2004, State Bank & Trust Co. had capital of $11,288,000 and 22 full-time equivalent employees. It had net income of $1,707,000 in 2004, $1,554,000 in 2003 and $1,501,000 in 2002. Total assets as of December 31, 2004, 2003 and 2002 were $112,599,000, $100,712,000 and $104,079,000, respectively.

LOCATIONS:

Main Office: 1025 6th Street, Nevada
McCallsburg Office: 425 Main Street, McCallsburg
Colo Office: 405 Main Street, Colo

CONTACT INFORMATION:

Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com



SBT

STATE BANK & TRUST CO.



UNITED BANK & TRUST, NA



BACK ROW, LEFT TO RIGHT: Kevin L. Swartz, Keith R. Brown and John S. Wise
FRONT ROW, LEFT TO RIGHT: Larry A. Raymon, Leo E. Herrick and Daniel L. Krieger

ORGANIZED:

The Bank was newly chartered in June of 2002.

FINANCIAL HIGHLIGHTS:

As of December 31, 2004, United Bank & Trust had capital of $6,902,000 and 17 full-time equivalent employees. The Bank had a profit of $105,000 in 2004 and posted a net loss in 2003 of $465,000 and for the six and one-half month period ended December 31, 2002, a loss of $524,000. Total assets as of December 31, 2004, 2003 and 2002 were $89,653,000, $68,397,000 and $30,355,000, respectively.

LOCATION:

Main Office: 2101 S. Center Street, Marshalltown

CONTACT INFORMATION:

Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com



Five Year Performance Record



Ames
National
Corporation

Five Year Performance Record

	2004	2003	2002	2001	2000
Return on Average Assets	1.56%	1.60%	1.78%	1.71%	1.46%
Return on Average Equity	11.5%	11.2%	11.5%	11.5%	11.4%
Dividend Yield	3.0%	3.9%	4.7%	4.2%	2.9%
Efficiency Ratio	46.6%	47.2%	44.6%	41.9%	44.8%

Five Year Financial Highlights



AVERAGE DEPOSITS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$487
$497
$518
$595
$639
2000
2001
2002
2003
2004



AVERAGE LOANS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$339
$341
$318
$350
$385
2000
2001
2002
2003
2004



AVERAGE TOTAL ASSETS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$627
$617
$636
$727
$793
2000
2001
2002
2003
2004



EARNINGS PER SHARE
DOLLARS
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.92
$3.38
$3.63
$3.71
$3.95
2000
2001
2002
2003
2004



BOOK VALUE PER SHARE
DOLLARS
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$27.60
$29.96
$32.45
$34.26
$35.36
2000
2001
2002
2003
2004



DIVIDENDS PER SHARE
DOLLARS
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.58
$1.66
$2.18
$2.28
$2.42
2000
2001
2002
2003
2004



SELECTED FINANCIAL DATA

The following financial data of the Company for the five years ended December 31, 2004 through 2000 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	Year Ended December 31				
(dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
STATEMENT OF INCOME DATA					
Interest Income	$37,354	$35,314	$36,270	$41,474	$44,018
Interest expense	10,564	10,339	11,663	18,883	24,261
Net interest income	26,790	24,975	24,607	22,591	19,757
Provision for loan losses	479	645	688	898	460
Net interest income after provision for loan losses	26,311	24,330	23,919	21,693	19,297
Noninterest income	5,269	6,435	5,135	5,080	4,130
Noninterest expense	14,935	14,819	13,276	11,587	10,712
Income before provision for income tax	16,645	15,946	15,778	15,186	12,715
Provision for income tax	4,255	4,321	4,438	4,639	3,596
Net Income	$12,390	$11,625	$11,340	$10,547	$9,119
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$7,590	$7,142	$6,820	$5,187	$4,932
Cash dividends declared per share	$2.42	$2.28	$2.18	$1.66	$1.58
Basic and diluted earnings per share	$3.95	$3.71	$3.63	$3.38	$2.92
Weighted average shares outstanding	3,135,235	3,131,224	3,127,285	3,123,885	3,120,375
BALANCE SHEET DATA					
Total assets	$839,753	$752,786	$677,229	$622,280	$619,385
Net loans	411,639	355,533	329,593	323,043	344,015
Deposits	658,176	619,549	550,622	511,509	493,429
Stockholders' equity	110,924	107,325	101,523	93,622	86,177
Equity to assets ratio	13.21%	14.26%	14.99%	15.04%	13.91%
FIVE-YEAR FINANCIAL PERFORMANCE					
Net income	$12,390	$11,625	$11,340	$10,547	$9,119
Average assets	793,076	726,945	635,816	616,971	626,560
Average stockholders' equity	108,004	104,141	98,282	91,373	80,081
Return on assets (net income divided by average assets)	1.56%	1.60%	1.78%	1.71%	1.46%
Return on equity (net income divided by average equity)	11.47%	11.16%	11.54%	11.54%	11.39%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	46.59%	47.18%	44.64%	41.87%	44.84%
Dividend payout ratio (dividends per share divided by net income per share)	61.27%	61.46%	60.05%	49.11%	54.11%
Dividend yield (dividends per share divided by closing year-end market price)	3.01%	3.91%	4.69%	4.15%	2.87%
Equity to assets ratio (average equity divided by average assets)	13.62%	14.33%	15.46%	14.81%	12.78%


Ames
National
Corporation

OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks, First National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker dealer. The Company employs ten individuals to assist with financial reporting, human resources, audit, compliance, marketing, technology systems and the coordination of management activities, in addition to 174 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through creating a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to provide better profitability while enabling the Company to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cashflow are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; and (iv) occupancy expenses for maintaining the Banks' facilities. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported record net income of $12,390,000 for the year ended December 31, 2004, compared to $11,625,000 and $11,340,000 reported for the years ended December 31, 2003, and 2002, respectively. This represents an increase of 6.6% when comparing 2004 and 2003, and an increase of 2.5% when comparing 2003 and 2002. The improvement in net income for 2004 can be attributed primarily to higher net interest income resulting from a higher volume of loans and investments partially offset by lower secondary market income and security gains. The gain in net income in 2003 over 2002 related primarily to higher net interest income, secondary market income and security gains. Earnings per share for 2004 were a record $3.95 compared to $3.71 in 2003 and $3.63 in 2002. Each of the Banks had profitable operations during 2004.

The Company's return on average equity for 2004 was 11.47% versus 11.16% and 11.54% in 2003 and 2002, respectively. Higher net income and lower capital levels relating to the average net unrealized gain on securities available for sale contributed to the improved return on average equity in 2004. The Company's return on average assets for 2004 was 1.56% compared to 1.60% in 2003 and 1.78% in 2002. The decline in the return on average assets in 2004 can be attributed to growth in assets at slightly lower profitability margins.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators and Industry Results
- Critical Accounting Policy
- Income Statement Review
- Balance Sheet Review
- Asset Quality and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statement

CHALLENGES

Management has identified certain challenges that may negatively impact Company's revenues in the future and is attempting to position the Company to best respond to those challenges.

- Rising interest rates may present a challenge to the Company in 2005. Continued increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense will increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.


Ames
National
Corporation

- Substandard performance in the Company's equity portfolio could lead to a reduction in the historical level of realized security gains, thereby negatively impacting the Company's earnings. The Company invests capital that may be utilized for future expansion in a portfolio of primarily financial and utility stocks with an estimated fair market value of approximately $25 million as of December 31, 2004. The Company focuses on stocks that have historically paid dividends in an effort to lessen the negative effects of a bear market.

Key Performance Indicators and Industry Results

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 8,975 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

	Year Ended December 31					
	2004		2003		2002	
	Company	Industry	Company	Industry	Company	Industry
Return on Assets	1.56%	1.29%	1.60%	1.38%	1.78%	1.30%
Return on Equity	11.47%	13.28%	11.16%	15.04%	11.54%	14.14%
Net Interest Margin	3.97%	3.53%	4.02%	3.73%	4.51%	3.96%
Efficiency Ratio	46.59%	58.03%	47.18%	56.59%	44.64%	56.00%
Capital Ratio	13.62%	8.12%	14.33%	7.88%	15.46%	7.87%



KEY PERFORMANCE INDICATORS

- **Return on Assets**

This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. Although the Company's return on assets ratio compares favorably to that of the industry, this ratio declined slightly in 2004 as compared to 2003 as assets grew more quickly relative to net income.

- **Return on Equity**

This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is below that of the industry primarily as a result of the higher level of capital the Company maintains for future growth and acquisitions. The Company's return on equity improved in 2004 as a result of net income growing more quickly in relation to average equity.

- **Net Interest Margin**

The ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin compares favorable to the industry; however, management expects the competitive nature of the Company's market environment to put downward pressure on the Company's margin.

- **Efficiency Ratio**

This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio compares favorably to the industry average.

- **Capital Ratio**

The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.


Ames
National
Corporation

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2004:

Strong loan growth and wider net interest margins did not offset the negative effects of merger expenses at large banks and lower gains on sales of securities and other assets in the fourth quarter. Insured commercial banks and savings institutions reported $31.8 billion in net income for the quarter, a decline of $668 million (2.1%) from the record earnings registered in the third quarter. Nevertheless, the industry's earnings were the third-highest ever reported, and represented a $787 million (2.5%) improvement over the fourth quarter of 2003. Also, the industry's net operating (core) income, which does not include gains on securities sales, set a new quarterly record of $30.9 billion. The average return on assets (ROA) was 1.28% in the fourth quarter, marking the first time in two years that the industry's quarterly ROA has been below 1.30%. Fewer than half of all insured banks and thrifts (48.4%) had an ROA of 1% or higher in the fourth quarter, but this was an improvement over the fourth quarter of 2003, when only 44.8% achieved this benchmark level of profitability. Almost two out of every three institutions (62.1%) had higher net income than in the fourth quarter of 2003.

CRITICAL ACCOUNTING POLICY

This discussion and other disclosures included within this report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses to be the Company's most critical accounting policy.

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of the economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.



AVERAGE BALANCES AND INTEREST RATES

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets.

ASSETS

(dollars in thousands)	2004			2003			2002		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue expense	Yield/ rate
INTEREST-EARNING ASSETS									
Loans									
Commercial	$48,775	$2,548	5.22%	$38,288	$2,163	5.65%	$42,948	$3,042	7.08%
Agricultural	28,406	1,839	6.47%	25,962	1,783	6.87%	25,274	1,895	7.50%
Real estate	285,087	17,169	6.02%	264,494	16,909	6.39%	229,805	16,929	7.37%
Consumer and other	23,079	1,317	5.71%	21,068	1,342	6.37%	19,494	1,341	6.88%
Total loans (including fees)	$385,347	$22,873	5.94%	$349,812	$22,197	6.35%	$317,521	$23,207	7.31%
INVESTMENT SECURITIES									
Taxable	$213,043	$8,911	4.18%	$162,273	$7,925	4.88%	$142,089	$8,414	5.92%
Tax-exempt	127,048	8,125	6.40%	101,482	6,820	6.72%	78,171	5,797	7.42%
Total investment securities	$340,091	$17,036	5.01%	$263,755	$14,745	5.59%	$220,260	$14,211	6.45%
Interest bearing deposits with banks	$8,713	$130	1.49%	$4,511	$62	1.37%	$534	$14	2.62%
Federal funds sold	11,630	159	1.37%	60,293	628	1.04%	51,206	810	1.58%
Total Interest-earning assets	$745,781	$40,198	5.39%	$678,371	$37,632	5.55%	$589,521	$38,242	6.49%
NONINTEREST-EARNING ASSETS									
Cash and due from banks	$27,581			$27,733			$28,206		
Premises and equipment, net	8,517			8,599			7,912		
Other, less allowance for loan losses	11,197			12,242			10,177		
Total noninterest-earning assets	$47,295			$48,574			$46,295		
TOTAL ASSETS	$793,076			$726,945			$635,816		

1 Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35% in 2004 and 34% for prior years.



Ames
National
Corporation

AVERAGE BALANCES AND INTEREST RATES (CONT)

LIABILITIES AND STOCKHOLDERS' EQUITY

(dollars in thousands)

	2004			2003			2002		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
INTEREST-BEARING LIABILITIES									
Deposits									
Savings, NOW accounts, and money markets	$329,410	$3,210	0.97%	$298,885	$2,758	0.92%	$260,426	$3,393	1.30%
Time deposits < $100,000	173,581	4,974	2.87%	170,534	5,480	3.21%	152,703	6,107	4.00%
Time deposits > $100,000	70,076	1,759	2.51%	65,759	1,807	2.75%	51,428	1,898	3.69%
Total deposits	$573,067	$9,943	1.74%	$535,178	$10,045	1.88%	$464,557	$11,398	2.45%
Other borrowed funds	38,211	620	1.62%	19,588	293	1.48%	13,887	265	1.91%
Total Interest-bearing liabilities	$611,278	$10,563	1.73%	$554,766	$10,338	1.86%	$478,444	$11,663	2.44%
NONINTEREST-BEARING LIABILITIES									
Demand deposits	$65,785			$59,614			$53,318		
Other liabilities	8,009			8,424			5,772		
Stockholders' equity	$108,004			$104,141			$98,282		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$793,076			$726,945			$635,816		
Net interest income		$29,635	3.97%		$27,294	4.02%		$26,579	4.51%
Spread Analysis									
Interest income/average assets		$40,198	5.07%		$37,632	5.18%		$38,242	6.01%
Interest expense/average assets		10,563	1.33%		10,334	1.42%		11,663	1.83%
Net interest income/average assets		29,635	3.74%		27,294	3.76%		26,579	4.18%

Rate and Volume Analysis

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, real estate interest income increased $260,000 in 2004 compared to 2003. An increased volume of real estate loans added $1,272,000 in income in 2004; however, lower interest rates reduced interest income in 2004 by $1,012,000, a net difference of $260,000.

	2004 Compared to 2003			2003 Compared to 2002		
(dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME						
Loans:						
Commercial	$559	($174)	$385	($307)	($572)	($879)
Agricultural	163	(107)	56	50	(162)	(112)
Real estate	1,272	(1,012)	260	2,384	(2,404)	(20)
Consumer and other	121	(146)	(25)	104	(103)	1
Total loans (including fees)	$2,115	($1,439)	$676	$2,231	($3,241)	($1,010)
Investment securities:						
Taxable	$2,234	($1,248)	$986	$1,103	($1,592)	($489)
Tax-exempt	1,644	(339)	1,305	1,608	(585)	1,023
Total investment securities	$3,878	($1,587)	$2,291	$2,711	($2,177)	$534
Interest bearing deposits with banks	$62	$6	$68	$58	($10)	$48
Federal funds sold	(622)	153	($469)	127	(309)	($182)
Total Interest-earning assets	$5,433	($2,867)	$2,566	$5,127	($5,737)	($610)
INTEREST EXPENSE						
Deposits:						
Savings, NOW accounts, and money markets	$285	$167	$452	$452	($1,086)	($634)
Time deposits < $100,000	96	(602)	(506)	663	(1,290)	(627)
Time deposits > $100,000	119	(167)	(48)	457	(548)	(91)
Total deposits	$500	($602)	($102)	$1,572	($2,924)	($1,352)
Other borrowed funds	281	46	327	93	(68)	25
Total Interest-bearing liabilities	$781	($556)	$225	$1,665	($2,992)	($1,327)
Net interest income/earning assets	$4,652	($2,311)	$2,341	$3,462	($2,745)	$717

1. The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (which are primarily loans and investments) and interest paid on interest bearing liabilities (which are primarily deposit accounts and other borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2004, 2003 and 2002, the Company's net interest margin was 3.97%, 4.02% and 4.51%, respectively. Yields on earning assets declined faster than those of interest bearing liabilities and led to a slight decline in the Company's net interest margin in 2004. Assets repricing to lower market rates resulted in the decline net interest margin in 2003 from 2002.


Ames
National
Corporation

The high level of competition in the local markets will continue to put downward pressure on the net interest margin of the Company into the foreseeable future. Currently, the Company's largest market, Ames, Iowa, has seven banks, three thrifts, four credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

Net interest income during 2004, 2003 and 2002 totaled $26,790,000, $24,975,000 and $24,607,000, respectively, representing a 7.27% increase in 2004 from 2003 and a 1.50% increase in 2003 compared to 2002. A higher volume of earning assets was primary reason for the increase in net interest income in 2004. The higher net interest income in 2003 resulted from lower interest expense as the Company was able to lower rates paid on deposits and other borrowings more quickly than rates declined on loans and investments.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company provided a $479,000 provision for loan losses during 2004 compared to $645,000 in 2003 and $688,000 in 2002. Net charge-offs declined significantly in 2004 and was the primary reason for the lower level of provision expense in 2004. In 2003 and 2002, net charge-offs approximated 55% of the total loan provisions while loan growth was the primary contributor for the remaining provisions. Refer to the Asset Quality and Credit Risk Management discussion for additional detail with regard to loan loss provision expense.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate.

Noninterest Income and Expense

Total noninterest income is comprised primarily of fee-based revenues from trust and agency services, bank related service charges on deposit activities, net securities gains generated primarily by the Company's equity holdings, merchant and ATM fees related to electronic processing of merchant and cash transactions and secondary market income.

Noninterest income during 2004, 2003 and 2002 totaled $5,269,000, $6,435,000 and $5,135,000, respectively, representing an 18.12% decrease in 2004 from 2003 and a 25.33% increase in 2003 compared 2002. The decrease in 2004 is the result of lower secondary market income and net securities gains that increased over 56% in 2003 from 2002. In 2003, low interest rates fueled a record year in mortgage refinancing resulting in record secondary market income. The Company also realized a higher level of securities gains in 2003 through liquidating equity holdings that no longer fit the Company's long term investment strategy.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 60.39% of noninterest expenses in 2004.

Noninterest expense during 2004, 2003 and 2002 totaled $14,935,000, $14,820,000 and $13,276,000, respectively, representing a 0.78% increase in 2004 versus 2003 and an 11.62% increase in 2003 compared to 2002. The retirement of several higher paid senior officers allowed for stable non-interest expense for the year ended December 31, 2004 compared to the same period in 2003. An increase in salaries and employee benefits was the largest contributor to the increase in operating expenses in 2003 and related primarily to additional staffing at United Bank as a result of its significant growth. The percentage of noninterest expense to average assets was 1.88% in 2004, compared to 2.04% and 2.09% during 2003 and 2002, respectively.



Management's Discussion

Provision for Income Taxes

The provision for income taxes for 2004, 2003 and 2002 was $4,255,000, $4,321,000 and $4,438,000, respectively. This amount represents an effective tax rate of 25.57% during 2004, compared to 27.10% and 28.13% for 2003 and 2002, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities. The average balance of tax exempt securities increased $25,566,000 in 2004 compared to 2003.

Balance Sheet Review

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained in the section of this report "Quantitative and Qualitative Disclosures about Market Risk."

Total assets increased to $839,753,000 in 2004 compared to $752,786,000 in 2003, an 11.55% increase. First National, State Bank and United Bank posted double digit growth in assets versus one year ago.

Loan Portfolio

Net loans for the year ended December 31, 2004, increased to $411,639,000 from $355,533,000 as of December 31, 2003, an increase of 15.78%. The increase in loan volume can be primarily attributed to growth in the commercial, commercial real estate and residential loan portfolios. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 93 and 76 basis points higher in 2004 and 2003, respectively, than the average tax-equivalent investment portfolio yields for the same periods.


Ames
National
Corporation

TYPES OF LOANS

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2004.

(dollars in thousands)	2004	2003	2002	2001	2000
Real Estate					
Construction	$21,042	$13,126	$13,518	$12,677	$12,221
1-4 family residential	97,612	84,645	81,239	84,379	97,663
Commercial	160,176	150,723	136,351	117,211	112,415
Agricultural	27,443	24,297	21,693	21,029	21,095
Commercial	57,189	38,555	40,097	45,631	53,955
Agricultural	30,713	27,815	26,022	27,367	28,199
Consumer and other	24,584	23,242	19,921	20,920	24,576
Total loans	418,759	362,403	338,841	329,214	350,124
Deferred loan fees, net	644	819	777	725	736
Total loans net of deferred fees	$418,115	$361,584	$338,064	$328,489	$349,388

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2004, gross loans totaled approximately $419 million, which equals approximately 64% of total deposits and 50% of total assets. The Company's peer group (consisting of 353 bank holding companies with total assets of $500 to $1,000 million) loan to deposit ratio as of September 30, 2004 was a much higher 86%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2004, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company and Banks. Loans to any one borrower are limited by applicable state and federal banking laws. Credit limits generally vary according to the type of loan and the individual loan officer's experience.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2004

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within 1 year	After 1year but within 5 years	After 5 years	Total
Real Estate				
Construction	$10,154	$2,400	$8,488	$21,042
1-4 Family Residential	3,968	41,797	51,847	97,612
Commercial	14,670	113,706	31,800	160,176
Agricultural	1,262	7,639	18,542	27,443
Commercial	38,122	14,823	4,244	57,189
Agricultural	19,141	8,473	3,099	30,713
Consumer and other	2,563	15,328	6,693	24,584
Total loans	$89,880	$204,166	$124,713	$418,759

	After 1 year but within 5 years	After 5 years
Loan maturities after one year with:		
Fixed rates	$174,184	$42,045
Variable rates	29,982	82,668
	$204,166	$124,713

Loans Held For Sale

Mortgages awaiting delivery to the secondary market totaled $234,000 and $859,000 as of December 31, 2004 and 2003, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

Investment Portfolio

Total investments as of December 31, 2004, were $363,460,000, an increase of $40,344,000 or 12% from the prior year end. As of December 31, 2004, and 2003, the investment portfolio comprised 43% of total assets.

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2004, 2003 and 2002, respectively. This portfolio provides the Company with a significant amount of liquidity since all of the investments are considered available for sale as of December 31, 2004, 2003 and 2002.

(dollars in thousands)	2004	2003	2002
U.S. treasury securities	$531	$2,229	$4,208
U.S. government agencies	137,634	118,637	85,780
State and political subdivisions	113,818	105,963	70,516
Corporate bonds	77,573	63,586	56,357
Equity securities	33,904	32,701	27,714
Total	$363,460	$323,116	$244,575

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.



Ames
National
Corporation

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Banks' investment policies. As of December 31, 2004, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity. The equity securities portfolio consists primarily of financial and utility stocks as of December 31, 2004, 2003, and 2002.

INVESTMENT MATURITIES AS OF DECEMBER 31, 2004

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

(dollars in thousands)	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
U.S. treasury	$ –	$ –	$531	$ –	$531
U.S. government agencies	9,691	102,607	18,546	6,790	137,634
States and political subdivisions	5,867	33,271	46,760	27,920	113,818
Corporate bonds	4,891	58,871	13,811	–	77,573
Total	$20,449	$194,749	$79,648	$34,710	$329,556
Weighted average yield					
U.S. treasury	–	–	5.19%	–	5.19%
U.S. government agencies	4.60%	3.30%	4.49%	4.46%	3.63%
States and political subdivisions*	5.27%	5.36%	6.68%	6.15%	6.09%
Corporate bonds	4.55%	4.53%	5.31%	-	4.67%
Total	4.78%	4.03%	5.93%	5.81%	4.73%

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

DEPOSITS

Total deposits equaled $658,176,000 and $619,549,000 as of December 31, 2004, and 2003, respectively. The increase of $38,627,000 can be attributed to deposit growth at four of the five Banks, with United Bank and First National posting the largest increases of $16,656,000 and $14,861,000, respectively. Average deposits for the year ended December 31, 2004, were $37,889,000 higher than the same period in 2003. The deposit category seeing the largest balance increases were NOW accounts.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 57% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company traditionally has not relied upon brokered deposits and does not anticipate utilizing such funds at the present time.

Average Deposits by Type

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2004, 2003 and 2002.

(dollars in thousands)	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	$65,785		$59,614		$53,318	
Interest bearing demand deposits	154,332	0.80%	130,138	0.70%	115,494	1.00%
Money market deposits	146,479	1.25%	143,478	1.20%	120,446	1.71%
Savings deposits	28,599	0.47%	25,269	0.50%	24,486	0.71%
Time certificates < $100,000	173,581	2.87%	170,534	3.21%	152,703	4.00%
Time certificates > $100,000	70,076	2.51%	65,759	2.75%	51,428	3.69%
	$638,852		$594,792		$517,875	

Deposit Maturity

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2004, 2003 and 2002.

(dollars in thousands)	2004	2003	2002
3 months or less	$20,613	$23,801	$15,162
Over 3 through 12 months	29,217	29,896	25,939
Over 12 through 36 months	17,131	11,374	9,281
Over 36 months	2,103	4,416	4,182
Total	$69,064	$69,487	$54,564


Ames
National
Corporation

BORROWED FUNDS

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, the bank pledges investment securities to secure such borrowings. The Company's repurchase agreements normally reprice daily. The Company does not have any FHLB advances or federal funds purchased outstanding as of December 31, 2004.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2004, 2003 and 2002.

(dollars in thousands)	2004		2003		2002	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
FHLB advances	$ –	–	$ –	–	$ –	–
Federal funds purchased & repurchase agreements	64,072	1.99%	18,199	1.39%	18,326	1.50%
Total	$64,072	1.99%	$18,199	1.39%	$18,326	1.50%

AVERAGE ANNUAL BORROWED FUNDS

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2004, 2003 and 2002.

(dollars in thousands)	2004		2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
FHLB advances	$ –	–	$ –	–	$47	4.26%
Federal funds purchased & repurchase agreements	38,211	1.62%	19,588	1.48%	13,840	1.91%
Total	$38,211	1.62%	$19,588	1.48%	$13,887	1.91%

	2004	2003	2002
Maximum Amount Outstanding during the year:			
FHLB advances	$ –	$ –	$1,000
Federal funds purchased & repurchase agreements	65,391	22,728	18,326

OFF-BALANCE-SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. For additional information, see footnote 9 of the "Notes to Consolidated Statements."

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2004 totaled $411,639,000 as compared to $355,533,000 as of December 31, 2003, an increase of 15.78%. Loans comprise 49% of total assets as of the end of 2004. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's credit risk management practices have resulted in a low level of non-performing assets that total $2,748,000 as of December 31, 2004. The Company's level of problem assets as a percentage of assets of 0.33% compares favorably to the average for FDIC insured institutions as of September 30, 2004 of 0.61%.

NON-PERFORMING ASSETS

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2004.

(Chart on next page)

(dollars in thousands)

	2004	2003	2002	2001	2000
NON-PERFORMING ASSETS:					
Non-accrual loans	$1,896	$1,756	$2,015	$2,692	$2,663
Loans 90 days or more past due and still accruing interest	80	431	394	797	242
	1,976	2,187	2,409	3,489	2,905
Other real estate owned	772	159	295	159	75
Total non-performing assets	$2,748	$2,346	$2,704	$3,648	$2,980

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

Outstanding loans of $481,000 were placed on non-accrual status in 2004 with total non-accrual loans equaling $1,896,000 as of December 31, 2004. Outstanding loans of $200,000 were placed on non-accrual status in 2003 with total non-accrual loans equaling $1,756,000 as of December 31, 2003. Outstanding loans of $383,000 were placed on non-accrual status in 2002 with total non-accrual loans equaling $2,015,000 as of December 31, 2002. A real estate loan at First National with a December 31, 2004, and 2003 balance of $1,305,000 is the largest non-performing asset. For the years ended December 31, 2004, 2003 and 2002, interest income, which would have been recorded under the original terms of such loans was approximately $239,000, $179,000 and $160,000, respectively, with $211,000, $177,000 and $17,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were $80,000 and $431,000 at December 31, 2004, and 2003, respectively.

Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.


Ames
National
Corporation

Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

(dollars in thousands)	2004	2003	2002	2001	2000
Balance at beginning of period	$6,051	$5,758	$5,446	$5,373	$4,986
CHARGE-OFFS					
Real Estate					
Construction	–	24	–	–	–
1-4 Family Residential	19	5	–	–	–
Commercial	93	–	40	–	–
Agricultural	–	–	–	–	–
Commercial	3	392	235	768	55
Agricultural	–	–	–	–	–
Consumer and other	115	43	155	83	96
	230	464	430	852	151
RECOVERIES					
Real Estate					
Construction	–	–	–	–	–
1-4 Family Residential	–	–	20	–	–
Commercial	–	–	–	–	–
Agricultural	–	–	–	–	–
Commercial	13	100	14	8	66
Agricultural	–	–	–	–	–
Consumer and other	163	12	20	19	12
	176	112	54	27	78
Net charge-offs	54	352	376	825	73
Additions charged to operations	479	645	688	898	460
Balance at end of period	$6,476	$6,051	$5,758	$5,446	$5,373
Average loans outstanding	$385,347	$349,812	$317,521	$341,440	$339,115
Ratio of net charge-offs during the period to average loans outstanding	0.01%	0.11%	0.12%	0.24%	0.02%
Ratio of allowance for loan losses to total loans net of deferred fees	1.55%	1.67%	1.70%	1.65%	1.54%

The allowance for loan losses increased to $6,476,000 at the end of 2004 in comparison to the allowance of $6,051,000 at year end 2003. The increase can be primarily attributed to the growth of general reserves at First National. The increase in the reserve levels in 2003 relate primarily to general reserves established by United Bank. The 2002 increase relates primarily to First National as the result of higher specific reserves for two problem credits identified by management prior to 2002 and a large specific reserve for a newly downgraded problem loan in 2002. Problem commercial leases identified at First National in 2001 led to higher provision expense, net charge-offs and specific reserves as credit weaknesses were identified in 2001. General reserve allocations remained consistent in 2004 with prior years.

General reserves for loan categories normally range from 1.00 to 1.30% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth. As the previous table indicates, loan provisions have been trending downward since 2001 as the level of net charge-offs has declined. The general reserve loss factors have remained consistent over the five-year period presented. The allowance relating to commercial real estate and 1-4 family residential loans are the largest reserve components. Commercial real estate loans have higher general reserve levels than other real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include susceptibility of businesses to changing environmental factors such as the economic business cycle, the larger individual loan amounts, a limited number of buyers and the specialized uses for some properties. As of December 31, 2004, commercial real estate loans have general reserves of 1.30%. The estimation methods and assumptions used in determining the allowance for the five years presented have remained consistent.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2004, specific reserves decreased $431,000 or 23.50% compared to year end 2003 levels as four of the five banks had improved loan quality. As of December 31, 2003, specific reserves increased $146,000 or 8.65% over year end 2002. In 2003, specific allocations to problem agricultural real estate loans was the largest contributor to the increase in the specific reserve level when compared to year end 2002. Specific allocations for commercial real estate loans triggered the increase in 2002 while commercial leases contributed to the increase in total reserve levels in 2001. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include loan concentrations, loan growth, the economic outlook and historical losses. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that in turn, is dependent on weather conditions and government programs. No significant reserves have been established for local and national economic conditions over the last five-year period as the economic outlook has generally been favorable. However, no assurances can be made that losses will remain at the favorable levels experienced over the past five years.


Ames
National
Corporation

Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

(dollars in thousands)	2004		2003		2002		2001		2000	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Balance at end of period applicable to:										
Real Estate										
Construction	$429	5.02%	$196	3.62%	$210	3.99%	$178	3.99%	$163	3.49%
1-4 Family Residential	1,021	23.31%	948	23.36%	892	23.98%	980	23.98%	1,088	27.89%
Commercial	2,676	38.25%	2,663	41.59%	2,453	40.24%	1,704	40.24%	1,619	32.11%
Agricultural	486	6.55%	458	6.70%	302	6.40%	279	6.40%	315	6.03%
Commercial	809	13.66%	775	10.64%	910	11.83%	938	11.83%	754	15.41%
Agricultural	360	7.33%	488	7.68%	504	7.68%	457	7.68%	421	8.05%
Consumer and other	302	5.87%	255	6.41%	235	5.88%	258	5.88%	538	7.02%
Unallocated	393		268		252		652		475	
	$6,476	100%	$6,051	100%	$5,758	100%	$5,446	100%	$5,373	100%

* Percent of loans in each category to total loans.

Liquidity and Capital Resources

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2004, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the follows topics:

- Review the Company's Current Liquidity Sources
- Review of the Statements of Cash Flows
- Review Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs
- Capital Resources

Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2004, 2003 and 2002 totaled $48,199,000, $58,725,000 and $85,189,000, respectively. The lower balance of liquid assets as of December 31, 2004, relates to a lower level of deposits maintained with other financial institutions.

Other sources of liquidity available to the Banks include outstanding lines of credit with the Federal Home Loan Bank of Des Moines, Iowa of $28,471,000, federal funds borrowing capacity at correspondent banks of $52,500,000. The Company did not have any outstanding FHLB advances or federal funds sold as of December 31, 2004 and securities sold under agreement to repurchase totaled $64,072,000. Approximately $40,000,000 in repurchases agreement balances at First National are expected to be withdrawn gradually from January to August 2005.

Total investments as of December 31, 2004, were $363,459,000 compared to $323,116,000 as of year end 2003. At both December 31, 2004, and 2003, the investment portfolio as a percentage of average assets was 43%. This provides the Company with a significant amount of liquidity since all of the investments are classified as available for sale as of December 31, 2004, and 2003 and have net unrealized gains of $11,854,000 and $14,152,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

Review of the Consolidated Statements of Cash Flows

Operating cash flows for December 31, 2004, 2003 and 2002 totaled $13,169,000, $14,828,000, and $13,803,000, respectively. The decrease in operating cash flows in 2004 compared to 2003 included a reduction in loans held for sale and an increase in other assets in 2004. These decreases were offset by security gains realized in 2004 as compared to 2003 and an increase net income. Security gains realized in 2004 were lower than in 2003 which created a significant variance in arriving at net operating cash flows from net income totals. The primary variance in 2003 compared to 2002 was the source of cash provided from a lower level of accrued expense and other liabilities that was a use of cash in 2002.

Net cash used in investing activities for December 31, 2004, 2003 and 2002 was $103,647,000, $96,479,000 and $43,819,000, respectively. The largest investing activities in 2004 were the purchase of U.S. government agency and corporate bonds and the funding of commercial operating and commercial real estate loans offset by the maturities, calls and sales of securities available for sale. U.S. government agency bonds, municipal bonds and commercial real estate loans were the most significant investing activities in 2003.

Net cash provided by financing activities for December 31, 2004, 2003 and 2002 totaled $77,255,000, $61,944,000 and $39,245,000, respectively. Growth in securities sold under agreement to repurchase and deposits was the primary source of financing funds in 2004. Deposit growth was the primary source of cash flows for 2003 and 2002. As of December 31, 2004, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.


Ames
National
Corporation

Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2004, dividends from the Banks amounted to $8,384,000 compared to $7,868,000 in 2003. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National, as a national bank, generally may pay dividends from undivided profits without restriction, provided that its surplus fund is at least equal to its common stock capital fund. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. United Bank is not expected to generate sufficient earnings to pay any dividends in 2005. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $34,902,000 that are presently available to provide additional liquidity to the Banks.

Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $65,894,000 as of December 31, 2004 compared to a total of $71,100,000 at the end of 2003. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2004. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no known trends in liquidity and cash flow needs as of December 31, 2004, that are a concern to management.

Capital Resources

The Company's total stockholders' equity increased to $110,924,000 at December 31, 2004, from $107,325,000 at December 31, 2003. At December 31, 2004 and 2003, stockholders' equity as a percentage of total assets was 13.21% and 14.26%, respectively. Total equity increased due to retention of earnings which was partially offset by depreciation in the Banks' investment portfolios. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2004.

Interest Rate Risk

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of making loans and taking deposits. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2004 changed when compared to 2003.

Based on a simulation modeling analysis performed as of December 31, 2004, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

Net Interest Income at Risk

Estimated Change in Net Interest Income for Year Ending December 31, 2004

(dollars in thousands)	$ Change	% Change
+200 Basis Points	(158)	(0.6)%
+100 Basis Points	(91)	(0.3)%
-100 Basis Points	(554)	(2.0)%
-200 Basis Points	(2,595)	(9.5)%

As shown above, at December 31, 2004, the estimated effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 0.6% or approximately $158,000 in 2005. The estimated effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by 9.5% or approximately $2,595,000 in 2005. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15% in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

CONTRACTUAL MATURITY OR REPRICING

The following table sets forth the estimated maturity or re-pricing, and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2004. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.

(dollars in thousands)	Less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Cumulative Total
INTEREST-EARNING ASSETS					
Interest-bearing deposits with banks	$5,676	$1,272	$2,627	$ -	$9,575
Federal funds sold	19,865	-	-	-	19,865
Investments *	5,158	15,291	194,749	148,261	363,459
Loans	103,940	28,146	218,301	68,372	418,759
Loans held for sale	234				234
Total interest-earning assets	$134,873	$44,709	$415,677	$216,633	$811,892
INTEREST-BEARING LIABILITIES					
Interest bearing demand deposits	$172,313	-	-	-	$172,313
Money market and savings deposits	174,358	-	-	-	174,358
Time certificates <$100,000	27,744	59,043	83,838	149	170,774
Time certificates >$100,000	20,613	29,217	19,234	-	69,064
Other borrowed funds	64,072	-	-	-	64,072
Total interest-bearing liabilities	$459,100	$88,260	$103,072	$149	$650,581
Interest sensitivity gap	($324,227)	($43,551)	$312,605	$216,484	$161,311
Cumulative interest sensitivity gap	($324,227)	($367,778)	($55,173)	$161,311	$161,311
Cumulative interest sensitivity gap as a percent of total assets	-38.61%	-43.80%	-6.57%	19.21%	

*Investments with maturities over 5 years include the market value of equity securities of $33,904.

As of December 31, 2004, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were 39% and 44%, respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short term basis and over the lives of such assets.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS

The discussion in the foregoing Management Discussion and Analysis and elsewhere in this Report contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include, but are not limited to, those related to the economic conditions, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, (including regulatory fees and capital requirements), changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

Management's Report On Internal Control over Financial Reporting


Ames
National
Corporation

The management of Ames National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Ames National Corporation's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ames National Corporation's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we determined that, as of December 31, 2004, the company's internal control over financial reporting is effective based on those criteria.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Daniel L. Krieger
Chairman and President

John P. Nelson
Vice President and Principal Financial Officer



INDEPENDENT AUDITOR'S REPORT

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation and Subsidiaries
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 3, 2005, expressed an unqualified opinion.

McGladrey & Pullen, LLP

Des Moines, Iowa
February 3, 2005

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

INDEPENDENT AUDITOR'S REPORT


Ames
National
Corporation

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation and Subsidiaries
Ames, Iowa

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Ames National Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of *Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible* for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over the financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ames National Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Ames National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ames National Corporation as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 3, 2005, expressed an unqualified opinion.

McGladrey & Pullen, LLP

Des Moines, Iowa
February 3, 2005

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.



CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

ASSETS	2004	2003
Cash and due from banks (Note 2)	$18,759,086	$31,982,144
Federal funds sold	19,865,000	20,380,000
Interest bearing deposits in financial institutions	9,575,174	6,363,538
Securities available-for-sale (Note 3)	363,459,462	323,115,914
Loans receivable, net (Note 4)	411,638,565	355,533,119
Loans held for sale	234,469	859,139
Bank premises and equipment, net (Note 5)	8,790,636	8,377,807
Accrued income receivable	6,262,424	5,842,247
Other assets	1,167,971	332,556
Total assets	$839,752,787	$752,786,464
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note 6)		
Demand, noninterest bearing	$71,666,385	$71,372,534
NOW accounts	172,313,429	138,308,140
Savings and money market	174,358,165	166,387,319
Time, $100,000 and over	69,063,977	69,486,570
Other time	170,773,883	173,993,964
Total deposits	$658,175,839	$619,548,527
Federal funds purchased and securities sold under agreements to repurchase	$64,072,475	$18,198,403
Dividend payable	1,537,162	1,441,204
Deferred income taxes (Note 8)	2,334,670	3,238,665
Accrued expenses and other liabilities	2,708,701	3,034,670
Total liabilities	$728,828,847	$645,461,469
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDERS' EQUITY (Note 10)		
Common stock, $5 par value, authorized 6,000,000 shares; issued 2004 and 2003 3,153,230 shares; outstanding 2004 3,137,066 shares; 2003 3,133,053 shares	$15,766,150	$15,766,150
Additional paid-in capital	25,378,746	25,351,979
Retained earnings	63,200,352	58,400,660
Treasury stock, at cost; 16,164 shares at December 31, 2004 and 20,177 shares at December 31, 2003	(889,020)	(1,109,735)
Accumulated other comprehensive income, net unrealized gain on securities available-for-sale	7,467,712	8,915,941
Total stockholders' equity	$110,923,940	$107,324,995
Total liabilities and stockholders' equity	$839,752,787	$752,786,464

See Notes to Consolidated Financial Statements.

CONSOLIDATED FINANCIAL REPORT


Ames
National
Corporation

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest and dividend income			
Loans, including fees	$22,872,764	$22,197,335	$23,207,184
Securities			
Taxable	8,536,759	7,510,671	7,931,041
Tax-exempt	4,274,033	3,604,641	2,938,423
Federal funds sold	159,438	628,203	810,675
Dividends	1,510,665	1,372,890	1,383,350
	$37,353,659	$35,313,740	$36,270,673
Interest expense			
Deposits	$9,942,250	$10,045,178	$11,397,125
Other borrowed funds	621,077	293,604	265,845
	$10,563,327	$10,338,782	$11,662,970
Net interest income	$26,790,332	$24,974,958	$24,607,703
Provision for loan losses (Note 4)	479,355	645,447	688,431
Net interest income after provision for loan losses	$26,310,977	$24,329,511	$23,919,272
Noninterest income			
Trust department income	$ 1,185,681	$1,225,099	$1,032,500
Service fees	1,813,795	1,513,964	1,492,344
Securities gains, net (Note 3)	324,030	1,395,320	889,923
Gain on sale of loans held for sale	610,077	1,155,311	739,907
Merchant and ATM fees	534,897	513,832	405,667
Other	800,835	631,949	574,473
Total noninterest income	$5,269,315	$6,435,475	$5,134,814
Noninterest expense			
Salaries and employee benefits (Note 7)	$9,019,139	$9,044,896	$8,074,181
Data processing	2,241,441	2,188,488	1,934,006
Occupancy expenses	1,048,323	1,088,438	927,287
Other operating expenses	2,626,451	2,497,692	2,340,098
Total noninterest expense	$14,935,354	$14,819,514	$13,275,572
Income before income taxes	$16,644,938	$15,945,472	$ 15,778,514
Provision for income taxes (Note 8)	4,255,392	4,320,787	4,438,376
Net income	$12,389,546	$11,624,685	$11,340,138
Basic earnings per share (Note 1)	$3.95	$3.71	$3.63

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2001		$15,766,150	$25,393,028	$49,397,011	$(1,530,805)	$4,596,614	$93,621,998
COMPREHENSIVE INCOME							
Net income	$11,340,138	–	–	11,340,138	–	–	11,340,138
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	3,222,174	–	–	–	–	3,222,174	3,222,174
Total comprehensive income	$14,562,312						
Cash dividends declared, $2.18 per share		–	–	(6,819,605)	–	–	(6,819,605)
Sale of 3,753 shares of treasury stock		–	(39,014)	–	197,165	–	158,151
Balance, December 31, 2002		$15,766,150	$25,354,014	$53,917,544	($1,333,640)	$7,818,788	$101,522,856
COMPREHENSIVE INCOME							
Net income	$11,624,685	–	–	11,624,685	–	–	11,624,685
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	1,097,153	–	–	–	–	1,097,153	1,097,153
Total comprehensive income	$12,721,838						
Cash dividends declared, $2.28 per share		–	–	(7,141,569)	–	–	(7,141,569)
Sale of 4,071 shares of treasury stock		–	(2,035)	–	223,905	–	221,870
Balance, December 31, 2003		$15,766,150	$25,351,979	$58,400,660	($1,109,735)	$8,915,941	$107,324,995
COMPREHENSIVE INCOME							
Net income	$12,389,546	–	–	12,389,546		–	12,389,546
Other comprehensive income, unrealized (losses) on securities, net of reclassification adjustment, net of tax benefit (Note 3)	(1,448,229)	–	–	–		(1,448,229)	(1,448,229)
Total comprehensive income	$10,941,317						
Cash dividends declared, $2.42 per share		–	–	(7,589,854)	–	–	(7,589,854)
Sale of 4,013 shares of treasury stock		–	26,767	–	220,715	–	247,482
Balance, December 31, 2004		$15,766,150	$25,378,746	$63,200,352	$(889,020)	$7,467,712	$110,923,940

See Notes to Consolidated Financial Statements.


Ames
National
Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$12,389,546	$11,624,685	$11,340,138
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	479,355	645,447	688,431
Amortization and accretion	683,012	563,612	51,495
Depreciation	951,477	1,030,377	996,180
Provision for deferred taxes	(53,448)	(284,751)	(200,013)
Securities gains, net	(324,030)	(1,395,320)	(889,923)
Change in assets and liabilities:			
(Increase) decrease loans held for sale	624,670	1,854,307	2,582,434
(Increase) decrease in accrued income receivable	(420,177)	6,770	128,336
(Increase) decrease in other assets	(835,415)	250,293	(344,372)
Increase (decrease) in accrued expenses and other liabilities	(325,969)	$532,718	(549,337)
Net cash provided by operating activities	$13,169,021	$14,828,138	$13,803,369
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	$(163,349,539)	$(194,136,066)	$(86,337,490)
Proceeds from sale of securities available-for-sale	5,045,102	9,299,986	26,635,715
Proceeds from maturities and calls of securities available-for-sale	115,303,131	108,868,412	34,855,926
Net decrease (increase) in interest bearing deposits in financial institutions	(3,211,636)	(5,363,538)	(750,000)
Net (increase) in federal funds sold	515,000	12,120,000	(3,150,000)
Net decrease (increase) in loans	(56,584,801)	(26,585,515)	(12,534,196)
Purchase of bank premises and equipment	(1,364,306)	(681,787)	(2,538,922)
Net cash (used in) investing activities	$(103,647,049)	$(96,478,508)	$(43,818,967)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	$38,627,312	$68,926,148	$39,113,124
Increase (decrease) federal funds purchased and securities sold under agreements to repurchase	45,874,072	(127,171)	6,729,400
Dividends paid	(7,493,896)	(7,077,117)	(6,755,449)
Proceeds from issuance of treasury stock	247,482	221,870	158,151
Net cash provided by financing activities	$77,254,970	$61,943,730	$39,245,226
Net increase (decrease) in cash and cash equivalents	(13,223,058)	(19,706,640)	9,229,628
CASH AND DUE FROM BANKS			
Beginning	31,982,144	51,688,784	42,459,156
Ending	$18,759,086	$31,982,144	$51,688,784

(Continued on Next Page)



CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$10,623,125	$10,504,715	$12,211,439
Income taxes	4,516,823	4,553,669	4,725,572

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Hamilton and Marshall counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair value of financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short term borrowings with maturities of 90 days or less.

Securities available-for-sale: Securities available-for-sale consist of equity securities and debt securities not classified as trading or held-to-maturity and are carried at fair value. Unrealized holding gains and losses, net of deferred income taxes, are reported in a separate component of accumulated other comprehensive income until realized. Realized gains and losses on the sale of such securities are determined using the specific identification method and are reflected in the consolidated statements of income. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or call date of the related security.


Ames
National
Corporation

Unrealized losses judged to be other than temporary are charged to operations.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions and the underlying collateral value securing the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are



components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest-bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair values of securities available-for-sale are based on bid prices published in financial newspapers, bid quotations received from securities dealers or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans held for sale: The fair value of loans held for sale are based on prevailing market prices.

Loans: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other borrowings: The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate fair value because of the short-term nature of the instruments.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and stand by letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2004, 2003 and 2002, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2004, 2003 and 2002.


Ames
National
Corporation

	2004	2003	2002
Basic earnings per share computation			
Net income	$12,389,546	$11,624,685	$11,340,138
Weighted average common shares outstanding	3,135,235	3,131,224	3,127,285
Basic earnings per share	$3.95	$3.71	$3.63

NEW ACCOUNTING PRONOUNCEMENTS

SEC Staff Accounting Bulletin ("SAB") No. 105, Application of Accounting Principles to Loan Commitments, was released in March 2004. This release summarizes the SEC staff position regarding the application of GAAP to loan commitments accounted for as derivative instruments. The Company accounts for interest rate lock commitments issued on mortgage loans that will be held for sale as derivative instruments. Consistent with SAB No. 105, the Company considers the fair value of these commitments to be zero at the commitment date, with the subsequent changes in fair value determined solely on changes in market interest rates. The Company's adoption of this bulletin had no impact on the consolidated financial statements.

At the March 17-18, 2004, Emerging Issues Task Force ("EITF") meeting, the Task Force reached a consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and investments accounted for under the cost method. The guidance set forth in the Statement was originally to be effective for the Company in the September 30, 2004, consolidated financial statements. However, in September 2004, the effective dates of certain parts of the Statement were delayed. Management is currently assessing the impact of Issue 03-1 on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment" ("SFAS No. 123R"), establishing accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, or that may be settled by the issuance of those equity instruments. SFAS No. 123R covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights and employee stock purchase plans. SFAS No. 123R replaces existing requirements under SFAS No. 123R, "Accounting for Stock-Based Compensation," and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions of SFAS No. 123R are effective for the Company on July 1, 2005. The Company is currently assessing the financial statement impact of adopting SFAS No. 123R.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality, to be recognized at their fair value. Under the provisions of SOP 03-3, any future excess of cash flows over the original expected cash flows is to be recognized as an adjustment of future yield. Future decreases in actual cash flow compared to the original expected cash flow is recognized as a valuation allowance and expensed immediately. Under SOP 03-3, valuation allowances cannot be created or "carried over" in the initial accounting for impaired loans acquired. SOP 03-3 is effective for impaired loans acquired in fiscal years beginning after December 15, 2004. The company does not expect adoption to have material impact on the consolidated financial statement.

NOTE 2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $7,562,000 and $14,375,000 at December 31, 2004, and 2003, respectively.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available for sale and their approximate fair values at December 31, 2004 and 2003, are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2004:				
U.S. treasury	$495,040	$35,859	$ –	$530,899
U.S. government agencies	138,024,045	627,981	(1,017,948)	137,634,078
State and political subdivisions	112,004,478	2,391,038	(577,902)	113,817,614
Corporate bonds	75,510,784	2,471,332	(408,929)	77,573,187
Equity securities	25,571,604	8,332,080	–	33,903,684
	$351,605,951	$13,858,290	$(2,004,779)	$363,459,462

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2003:				
U.S. Treasury	$2,158,571	$70,341	$ –	$2,228,912
U.S. government agencies	117,321,783	1,728,234	(412,733)	118,637,284
State and political subdivisions	103,411,430	3,087,981	(536,295)	105,963,116
Corporate bonds	59,991,655	3,639,909	(45,868)	63,585,696
Equity securities	26,080,188	6,796,873	(176,155)	32,700,906
	$308,963,627	$15,323,338	$(1,171,051)	$323,115,914

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2004, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$20,357,537	$20,448,845
Due after one year through five years	193,586,146	194,749,053
Due after five years through ten years	77,349,858	79,647,967
Due after ten years	34,740,806	34,709,913
	326,034,347	329,555,778
Equity securities	25,571,604	33,903,684
	$351,605,951	$363,459,462


Ames
National
Corporation

At December 31, 2004 and 2003, securities with a carrying value of approximately $173,765,000 and $49,758,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Gross realized gains and gross realized losses on sales of available-for-sale securities were $443,974 and $119,944 respectively, in 2004, $1,395,320 and none, respectively, in 2003, $1,087,290 and $197,367, respectively, in 2002.

The components of other comprehensive income (loss) – net unrealized gains (losses) on securities available-for-sale for the years ended December 31, 2004, 2003 and 2002, are indentified in the table at right:

	2004	2003	2002
Unrealized holding gains (losses) arising during the period	$(1,974,746)	$3,136,832	$6,002,497
Reclassification adjustment for net gains realized in net income	(324,030)	(1.395,320	(889,923)
Net unrealized gains (losses) before tax effect	(2,298,776)	1,741,512	$5,112,574
Tax effect	850,547	(644,359)	(1,890,400)
Other comprehensive income net unrealized gains (losses) on securities	$(1,448,229)	$1,097,153	$3,222,174

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agencies	$81,532,939	$(775,150)	$9,849,426	$(242,798)	$91,382,365	$(1,017,948)
State and political subsidivisions	24,844,595	(296,117)	10,701,463	(281,785)	35,546,058	(577,902)
Corporate obligations	36,136,660	(408,929)	-	-	36,136,660	(408,929)
Equity securities		-	-	-	-	-
	$142,514,194	$(1,480,196)	$20,550,889	$(524,583)	$163,065,083	$(2,004,779)

	Less than 12 Months		12 Months or More		Total	
2003	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agencies	$31,608,073	$(412,733)	$ -	$ -	$31,608,073	$(412,733)
State and political subsidivisions	22,823,408	(507,233)	628,846	(29,062)	23,452,254	(536,295)
Corporate obligations	15.160,687	(45,868)	-	-	15,160,687	(45,868)
Equity securities		-	3,242,200	(176,155)	3,242,200	(176,155)
	$69,592,168	$(965,834)	$3,871,046	$(205,217)	$73,463,214	$(1,171,051)

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates or general market conditions, as such, are considered to be temporary, by the Company.



NOTE 4. LOANS RECEIVABLE

The composition of loans receivable at December 31, 2004 and 2003 is as follows:

	2004	2003
Commercial and agricultural	$87,901,970	$66,369,814
Real estate	306,272,605	272,790,845
Consumer	14,244,501	13,208,113
Other	10,339,393	10,034,281
	$418,758,469	$362,403,053
Less		
Allowance for loan losses	(6,475,530)	(6,050,989)
Deferred loan fees	(644,374)	(818,945)
	$411,638,565	$355,533,119

Changes in the allowance for loan losses for the year ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Balance, beginning	$6,050,989	$5,757,694	$5,445,671
Provision for loan losses	479,355	645,447	688,431
Recoveries of loans charged-off	174,703	111,926	53,805
Loans charged-off	(229,517)	(464,078)	(430,213)
Balance, ending	$6,475,530	$6,050,989	$5,757,694

Loans are made in the normal course of business to directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility.

Loan transactions with related parties were as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Balance, beginning of year	$10,991,284	$7,791,668
New loans	17,173,833	19,425,895
Repayments	(13,297,861)	(16,650,452)
Change in status	13,788,737	424,173
Balance, end of year	$28,655,993	$10,991,284

At December 31, 2004, and 2003, the Company had impaired loans of approximately $1,977,000 and $2,187,075, respectively. The allowance for loan losses related to these impaired loans was approximately $158,000 and $134,000 at December 31, 2004, and 2003, respectively. The average balances of impaired loans for the years ended December 31, 2004, and 2003 were $2,373,465 and $2,050,154, respectively. For the years ended December 31, 2004, 2003 and 2002 interest income which would have been recorded under the original terms of such loans was approximately $239,000, $179,000 and $160,000 respectively, with $211,000, $177,000 and $17,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $80,000 and $431,000 at December 31, 2004, and 2003, respectively.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2004, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 2004 and 2003, are as follows:

	2004	2003
Land	$1,284,771	$1,284,771
Buildings and improvements	9,889,939	9,120,088
Furniture and equipment	6,041,317	5,721,259
	17,216,027	$16,126,118
Less accumulated depreciation	8,425,391	7,748,311
	$8,790,636	$8,377,807


Ames
National
Corporation

NOTE 6. DEPOSITS

At December 31, 2004, the maturities of time deposits are as follows:

Years ended December 31	
2005	$136,616,566
2006	45,485,074
2007	40,585,356
2008	10,609,685
2009	6,392,181
Thereafter	148,998
	$239,837,860

Interest expense on deposits is summarized as follows:

	2004	2003	2002
NOW accounts	$1,237,381	$909,137	$1,155,459
Savings and money market	1,972,211	1,849,238	2,237,034
Time, $100,000 and over	1,758,187	1,807,047	1,897,855
Other time	4,974,471	5,479,756	6,106,777
	$9,942,250	$10,045,178	$11,397,125

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan with the objective of encouraging equity interests by officers, employees and directors of the Company and its subsidiaries to provide additional incentive to improve banking performance and retain qualified individuals. The purchase price of the shares is the fair market value of the stock based upon current market trading activity. The terms of the plan provide for the issuance of up to 14,000 shares of common stock per year for a 10-year period commencing in 1999 and continuing through 2008.

The Company has a qualified 401(k) profit-sharing plan. The Company matches employee contributions up to a maximum of 2% of qualified compensation and also contributes an amount equal to 5% of the participating employee's compensation. In addition, contributions can be made on a discretionary basis by the combined Company on behalf of the employees. For the years ended December 31, 2004, 2003 and 2002, Company contributions to the merged plans were approximately $676,000, $659,000 and $607,000, respectively. The plan covered substantially all employees.

NOTE 8. INCOME TAXES

The components of income tax expense for the year ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Federal			
Current	$3,493,176	$3,752,585	$3,819,350
Deferred	(48,519)	(266,898)	(184,965)
Total	3,444,657	3,485,687	3,634,385
State			
Current	815,664	852,953	819,039
Deferred	(4,929)	(17,853)	(15,048)
Total	$810,735	$835,100	$803,991
Income Tax Expense	$4,255,392	$4,320,787	$4,438,376

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes is a result of the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Income taxes at 35% federal tax rate	$5,825,727	$5,580,915	$5,364,695
Increase (decrease) resulting from:			
Tax-exempt interest and dividends	(1,870,264)	(1,577,116)	(1,356,187)
State taxes, net of federal tax benefit	522,929	548,897	534,831
Other	(223,000)	(231,909)	(104,963)
Total income tax expense	$4,255,392	$4,320,787	$4,438,376

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets		
Allowance for loan losses	$1,901,776	$1,741,344
Other	333,792	297,041
Total gross deferred tax assets	$2,235,568	$2,038,385
Deferred tax liabilities		
Unrealized gain on securities	$(4,385,799)	$(5,236,346)
Other	(184,439)	(40,704)
Total gross deferred tax liabilities	$(4,570,238)	$(5,277,050)
Net deferred tax assets (liabilities)	$(2,334,670)	$(3,238,665)

At December 31, 2004 and 2003, income taxes currently payable of approximately $182,000 and $390,000, respectively, are included in accrued interest and other liabilities.

NOTE 9. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments at December 31, 2004 and 2003 is as follows:

	2004	2003
Commitments to extend credit	$65,894,000	$71,100,000
Standby letters of credit	2,717,000	1,741,000
	$68,611,000	$72,841,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the


Ames
National
Corporation

event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer. At December 31, 2004 and 2003, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 10. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.



	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2004:						
Total capital (to risk-weighted assets)						
Consolidated	$109,931	18.6%	$47,274	8.0%		
Boone Bank & Trust	13,047	15.0	6,966	8.0	$8,707	10.0%
First National Bank	42,473	14.6	23,196	8.0	28,995	10.0
Randall-Story State Bank	8,262	15.7	4,220	8.0	5,275	10.0
State Bank & Trust	12,114	15.2	6,370	8.0	7,962	10.0
United Bank & Trust	7,700	12.6	4,897	8.0	6,122	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$103,456	17.5%	$23,637	4.0%		
Boone Bank & Trust	12,092	13.9	3,483	4.0	$5,224	6.0%
First National Bank	39,119	13.5	11,598	4.0	17,397	6.0
Randall-Story State Bank	7,602	14.4	2,110	4.0	3,165	6.0
State Bank & Trust	11,227	14.1	3,185	4.0	4,777	6.0
United Bank & Trust	7,065	11.5	2,449	4.0	3,673	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$103,456	12.3%	$33,654	4.0%		
Boone Bank & Trust	12,092	10.6	4,580	4.0	$5,726	5.0%
First National Bank	39,119	9.3	16,911	4.0	21,139	5.0
Randall-Story State Bank	7,602	10.5	2,892	4.0	3,614	5.0
State Bank & Trust	11,227	9.4	4,794	4.0	5,992	5.0
United Bank & Trust	7,065	8.2	3,458	4.0	4,322	5.0


Ames
National
Corporation

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2003						
Total capital (to risk-weighted assets):						
Consolidated	$104,460	20.3%	$41,261	8.0%		
Boone Bank & Trust	12,284	14.9	6,613	8.0	$8,267	10.0%
First National Bank	40,460	16.0	20,264	8.0	25,330	10.0
Randall-Story State Bank	7,902	15.5	4,069	8.0	5,087	10.0
State Bank & Trust	11,509	18.2	5,048	8.0	6,310	10.0
United Bank & Trust	5,491	12.0	3,653	8.0	4,566	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$98,409	19.1%	$20,630	4.0%		
Boone Bank & Trust	11,333	13.7	3,307	4.0	$4,960	6.0%
First National Bank	37,354	14.7	10,132	4.0	15,198	6.0
Randall-Story State Bank	7,266	14.3	2,035	4.0	3,052	6.0
State Bank & Trust	10,719	17.0	2,524	4.0	3,786	6.0
United Bank & Trust	5,011	11.0	1,826	4.0	2,740	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$98,409	13.0%	$30,330	4.0%		
Boone Bank & Trust	11,333	10.2	4,442	4.0	$5,553	5.0%
First National Bank	37,354	9.8	15,179	4.0	18,974	5.0
Randall-Story State Bank	7,266	10.2	2,840	4.0	3,551	5.0
State Bank & Trust	10,719	9.9	4,343	4.0	5,429	5.0
United Bank & Trust	5,011	7.3	2,741	4.0	3,426	5.0

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) as of December 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$18,759,086	$18,759,086	$31,982,144	$31,982,144
Federal funds sold	19,865,000	19,865,000	20,380,000	20,380,000
Interest-bearing deposits	9,575,174	9,575,174	6,363,538	6,363,538
Securities available-for-sale	363,459,462	363,459,462	323,115,914	323,115,914
Loans, net	411,638,565	413,071,863	355,533,119	358,891,066
Loans held for sale	234,469	234,469	859,139	859,139
Accrued income receivable	6,262,424	6,262,424	5,842,247	5,842,247
FINANCIAL LIABILITIES				
Deposits	$658,175,839	$659,865,147	$619,548,527	$623,208,058
Other borrowings	64,072,475	64,072,475	18,198,403	18,198,403
Accrued interest	1,302,021	1,302,021	1,361,819	1,361,819



NOTE 12. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2004 and 2003, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2004, is as follows:

BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from banks	$6,983	$1,213
Interest-bearing deposits in banks	2,718,126	1,588,995
Securities available-for-sale	32,177,363	33,654,060
Investment in bank subsidiaries	79,151,605	76,105,383
Loans receivable, net	1,077,000	–
Bank premises and equipment, net	439,059	475,551
Accrued income receivable	160,537	151,335
Other assets	142,938	7,198
Total assets	$115,873,611	$111,983,735
LIABILITIES		
Dividends payable	$1,537,162	$1,441,204
Deferred income taxes	3,074,468	2,528,955
Accrued expenses and other liabilities	338,041	688,581
Total liabilities	4,949,671	$4,658,740
STOCKHOLDERS' EQUITY		
Common stock	$15,766,150	$15,766,150
Additional paid-in capital	25,378,746	25,351,979
Retained earnings	63,200,352	58,400,660
Treasury stock, at cost	(889,020)	(1,109,735)
Accumulated other comprehensive income	7,467,712	8,915,941
Total stockholders' equity	110,923,940	$107,324,995
Total liabilities and stockholder's equity	$115,873,611	$111,983,735

STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating income			
Equity in net income of bank subsidiaries	$11,857,299	$10,440,180	$10,108,107
Interest	473,375	542,640	745,488
Dividends	1,063,202	962,049	979,071
Rents	70,425	140,147	150,894
Securities gains, net	308,273	1,207,735	881,938
	13,772,574	13,292,751	12,865,498
Provision for loan losses	16,000	(16,000)	–
Operating income after provision for loan losses	13,756,574	13,308,751	12,865,498
Operating expenses	1,517,028	1,379,066	1,320,360
Income before income taxes	12,239,546	11,929,685	11,545,138
Income tax expense (benefit)	(150,000)	305,000	205,000
Net income	$12,389,546	$11,624,685	$11,340,138


Ames
National
Corporation

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$12,389,546	$11,624,685	$11,340,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	66,473	77,132	80,620
Provision for loan losses	16,000	(16,000)	-
Amoritization and accretion, net	(6,004)	(8,014)	(16,060)
Provision for deferred taxes	-	(36,385)	(56,023)
Securities gains, net	(308,273)	(1,207,735)	(881,938)
Equity in net income of bank subsidiaries	(11,857,299)	(10,440,180)	(10,108,107)
Dividends received from bank subsidiaries	8,384,000	7,868,000	5,978,000
(Increase) decrease in accrued income receivable	(9,202)	61,798	1,446,277
(Increase) decrease in other assets	(135,740)	148,587	(130,281)
Increase (decrease) in accrued expense payable and other liabilities	(350,540)	336,997	246,165
Net cash provided by operating activities	8,188,961	8,408,885	7,898,791
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(1,454,604)	(7,292,720)	(7,334,938)
Proceeds from sale of securities available-for-sale	4,200,716	4,067,605	8,611,304
Proceeds from maturities and calls of securities available-for-sale	519,223	2,170,435	2,196,163
(Increase) decrease in interest bearing deposits in banks	(1,129,131)	(192,339)	769,809
(Increase) decrease in loans	(1,093,000)	722,968	(448,741)
Purchase of bank premises and equipment	(29,981)	(34,976)	(95,226)
Investment in bank subsidiaries	(1,950,000)	(1,000,000)	(5,000,000)
Net cash (used in) investing activities	(936,777)	(1,559,027)	(1,301,629)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(7,493,896)	(7,077,117)	(6,755,449)
Proceeds from issuance of treasury stock	247,482	221,870	158,151
Net cash (used in) financing activities	(7,246,414)	(6,855,247)	(6,597,298)
Net increase (decrease) in cash and cash equivalents	5,770	(5,389)	(136)
CASH AND DUE FROM BANKS			
Beginning	1,213	6,602	6,738
Ending	$6,983	$1,213	$6,602

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2004			
	March 31	June 30	September 30	December 31
Total interest income	$8,914,804	$9,109,031	$9,323,847	$10,005,977
Total interest expense	2,391,174	2,451,952	2,662,249	3,057,952
Net interest income	6,523,630	6,657,079	6,661,598	6,948,025
Provision for loan losses	58,355	210,353	(63,820)	274,467
Net income	2,964,542	2,862,039	3,372,387	3,190,578
Basic earnings per common share	0.95	0.91	1.08	1.01

	2003			
	March 31	June 30	September 30	December 31
Total interest income	$8,714,233	$8,876,124	$8,818,046	$8,905,337
Total interest expense	2,690,209	2,723,323	2,467,155	2,458,095
Net interest income	6,024,024	6,152,801	6,350,891	6,447,242
Provision for loan losses	119,745	305,995	87,000	132,707
Net income	2,870,325	2,649,229	3,240,642	2,864,489
Basic earnings per common share	0.92	0.85	1.03	0.91

SHAREHOLDER INFORMATION


Ames
National
Corporation

COMPANY CONTACT INFORMATION

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email info@amesnational.com
Website www.amesnational.com

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
Des Moines, Iowa

COUNSEL

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
Des Moines, Iowa

ANNUAL MEETING

The Board of Directors of Ames National Corporation has established Wednesday, April 27, 2005, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at Reiman Gardens, 1407 Elwood Drive, Ames, Iowa.

MARKET MAKERS

Ames National Corporation's common stock is listed on the NASDAQ SmallCap Market under the symbol "ATLO." Market makers and brokers in the stock include:

US Bancorp Piper Jaffray
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

FORM 10-K AND OTHER INFORMATION

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders many obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.

MARKET PRICE AND DIVIDEND INFORMATION

On February 28, 2005, the Company had approximately 602 shareholders of record. The Company's common stock is listed on the NASDAQ SmallCap Market under the symbol "ATLO." Trading in the Company's common stock is, however, relatively limited. Based on information provided to and gathered by the Company on an informal basis, the Company believes that the high and low sales price for the common stock on a per share basis during the last two years is as follows:

	2004			2003	
	Sales Price			Sales Price	
Quarter	High	Low	Quarter	High	Low
1st	$61.00	$58.25	1st	$48.90	$46.05
2nd	63.50	60.00	2nd	55.25	51.50
3rd	71.50	62.25	3rd	57.25	53.10
4th	105.00	70.50	4th	59.75	56.75

The Company declared aggregate annual cash dividends in 2004 and 2003 of $7,590,000 and $7,142,000, respectively, or $2.42 per share in 2004 and $2.28 per share in 2003. In February 2005, the Company declared an aggregate cash dividend of $2,353,000 or $.75 per share. Quarterly dividends declared during the last two years were as follows:

	2004	2003
Quarter	Cash dividends declared per share	Cash dividends declared per share
1st	$0.46	$0.44
2nd	0.98	0.92
3rd	0.49	0.46
4th	0.49	0.46

The decision to declare any such cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.


Ames
National
Corporation


NOTES